S. A. BEHAR & ASSOCIATES PLLC
82 WALL STREET
SUITE 311
NEW YORK, NEW YORK 10005

TELEPHONE (212) 809-2550
FACSIMILE (212) 943-0002

August 6, 2007

Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-7010

Attention:

Barbara C. Jacobs
Hugh Fuller

Re:	EPAZZ, Inc.
Registration Statement on Form SB-2 (File No. 333-139117)

Ladies and Gentlemen:

We, on behalf of our client EPAZZ, Inc. (the “Company”), are writing to respond to comments set forth in the Commission’s staff’s comment letter dated June 12, 2007 (the “comment letter”) relating to the Company’s registration statement on Form SB-2 Amendment No. 1, which was filed with the Commission on May 11, 2007.

We are filing herewith Amendment No. 2 to the registration statement, reflecting the Company’s responses to the comment letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in this letter are to pages in the prospectus contained in the revised draft of the registration statement.

1.	The disclosure requested has been provided on pages 5 and 24.

2.
Disclosure regarding the substantial investments required by EPAZZ for the BoxesOS product has been added to the Capital Resources and Liquidity section of Management's Discussion and Analysis on page 24.

3.	Discussion of the going concern issue has been added to the Capital Resources and Liquidity section of Management's Discussion and Analysis on page 24.

4.	The discussion of the material changes has been elaborated in the MD&A section of the amended Form SB-2.

5.
The amount of the estimate of general and administrative expenses has been changed to $70,000 for the next 12 months. We believe that this amount is consistent with our current expenses and the cost of being a public company.

6.	We have revised the disclosure by deleting the phrase “including loans from our Chief Executive Officer” because he has not committed to providing additional funds.

7.	The additional requested disclosure has been provided on page 25.

8.	The requested disclosure has been provided on page 31.

9.	The requested disclosure has been provided on page 31.

10.	The disclosure on page 32 has been updated to comply with Item 507 of Regulation S-B.

11.	The financial statements have been updated through March 31, 2007.

12.
Item 26 of Part II has been revised. Please be advised that all of the shares issued on December 1, 2004 were issued to family members of Shaun Passley. The one (1) person issued shares on July 20, 2005 was given relevant information regarding the Company. The thirteen (13) persons issued shares on October 30, 2006 were given relevant information regarding the Company.

In addition, the offering of July 2005 complied with Rule 504 of Regulation D.

13.	The exhibit index has been revised.

14.
Our opinion has been revised. In addition, since our opinion specifically references the Illinois Business Corporation Act of 1983 we do not believe that our opinion is a jurisdictional qualification in relation to Illinois.

Please feel free to contact the undersigned with any questions at 212 809-2550.

Very truly yours,
/s/ Steven Anthony Behar
Steven Anthony Behar